UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

GLOWPOINT, INC.
(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

379887201
(CUSIP Number)

Jason B. Beauvais
Senior Vice President, General Counsel,
Chief Compliance Officer and Secretary
Main Street Capital Corporation
1300 Post Oak Boulevard
Houston, Texas 77056
(713) 350-6000

Steve Wolosky, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 20, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 379887201

1	NAME OF REPORTING PERSON GP Investment Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 15,276,138
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 15,276,138
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,276,138
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 379887201

1	NAME OF REPORTING PERSON Christopher M. Atkins
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 15,276,138
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 15,276,138
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,276,138
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 379887201

1	NAME OF REPORTING PERSON Brian Pessin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 15,276,138
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 15,276,138
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,276,138
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 379887201

1	NAME OF REPORTING PERSON Main Street Capital Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,345
	8	SHARED VOTING POWER 15,342,241
	9	SOLE DISPOSITIVE POWER 7,345
	10	SHARED DISPOSITIVE POWER 15,342,241
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,349,586
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 379887201

1	NAME OF REPORTING PERSON Sandra and Norman Pessin JTWROS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 15,276,138
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 15,276,138
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,276,138
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 379887201

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 1.	Security and Issuer.

Item 1 is hereby amended and restated to read as follows:

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.0001 per share (“Common Stock”), of Glowpoint, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 1776 Lincoln Street, Suite 1300, Denver, CO 80203.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)           Name:     This Schedule 13D is being filed on behalf of:

(1)           GP Investment Holdings, LLC, a Delaware limited liability company (“GP Investment”). The principal business of GP Investment is to hold shares of the Issuer for investment purposes.

(2)           Christopher M. Atkins, who is one of the two members of the board of managers and the President of GP Investment.  The principal occupation of Mr. Atkins is set forth on Schedule 1.

(3)           Brian Pessin, who is one of the two members of the board of managers and the Chief Executive Officer of GP Investment.  The principal occupation of Mr. Pessin is set forth on Schedule 1.

(4)           Main Street Capital Corporation, a Maryland corporation (“MSCC”). The principal business of MSCC is to act as a principal investment firm primarily focused on providing customized debt and equity financing to lower middle market companies and debt capital to middle market companies.

MSCC owns 50% of the limited liability company interests of GP Investment and may be deemed to beneficially own securities beneficially owned by GP Investment.

and;

(5)           Sandra and Norman Pessin JTWROS.  The principal occupation of each of Sandra Pessin and Norman Pessin is housewife and investor, respectively.

CUSIP NO. 379887201

Brian Pessin and Sandra and Norman Pessin JTWROS own 3.9% and 46.1%, respectively, of the limited liability company interests of GP Investment and may be deemed to beneficially own securities beneficially owned by GP Investment.

GP Investment, Christopher M. Atkins, Brian Pessin, MSCC and Sandra and Norman Pessin JTWROS are collectively referred to as the “Reporting Persons.”  Effective August 20, 2014, Robert M. Shuford ceased to be a member of the board of managers and the Chief Executive Officer of GP Investment.  Accordingly, Mr. Shuford is no longer a “Reporting Person”.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of August 20, 2014, a copy of which is attached as Exhibit 99.1 to this Schedule 13D.

(b)           Business Address:

(1)           The business address of GP Investment and MSCC is 1300 Post Oak Boulevard, Suite 800, Houston, Texas 77056.

(2)           The business address of Christopher M. Atkins is set forth on Schedule 1.

(3)           The business address of Brian Pessin is set forth on Schedule 1.

(4)           The business address of Sandra and Norman Pessin JTWROS is 366 Madison Avenue, 14th Floor, New York, NY 10017.

(c)           Executive Officers, Directors, Managers and Control Persons:

(1)           Set forth on Schedule 1 is the name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and managers of GP Investment as of the date hereof.

(2)           In accordance with the provisions of General Instruction C to Schedule 13D, Schedule 2 provides information with respect to (i) each executive officer, director and manager, as applicable, of MSCC; (ii) each person controlling MSCC; and (iii) each executive officer and director of any corporation or other person ultimately in control of MSCC.

(d)           Criminal Proceedings:

(1)           Neither GP Investment nor, to the knowledge of GP Investment, any person identified on Schedule 1, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(2)           Christopher M. Atkins has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

CUSIP NO. 379887201

(3)           Brian Pessin has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(4)           Neither MSCC nor, to the knowledge of MSCC, any person identified on Schedule 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(5)           Neither Sandra Pessin nor Norman Pessin has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)           Civil Proceedings:

(1)           Neither GP Investment nor, to the knowledge of GP Investment, any person identified on Schedule 1, during the last five years has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(2)           Christopher M. Atkins, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(3)           Brian Pessin, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(4)           Neither MSCC nor, to the knowledge of MSCC, any person identified on Schedule 2, during the last five years has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(5)           Neither Sandra Pessin nor Norman Pessin, during the last five years has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 379887201

(f)           Citizenship:

(1)           The managers and executive officers of GP Investment identified on Schedule 1 (including Christopher M. Atkins and Brian Pessin) are citizens of the United States of America unless otherwise noted on Schedule1.

(2)           The natural persons identified on Schedule 2 are citizens of the United States of America unless otherwise noted on Schedule 2.

(3)           Sandra Pessin and Norman Pessin are citizens of the United States of America.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) - (c) are hereby amended and restated to read as follows:

The aggregate percentage of Common Stock reported owned by each person named herein is based upon 35,614,000 shares of Common Stock outstanding, as of August 4, 2014, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 6, 2014.

(a)           As of the date hereof, GP Investment directly owned 15,276,138 shares of Common Stock, representing approximately 42.9% of the shares of Common Stock outstanding.  By virtue of the relationships described in further detail in Item 2, each of MSCC, Christopher M. Atkins, Brian Pessin and Sandra and Norman Pessin JTWROS may be deemed to beneficially own the shares of Common Stock owned directly by GP Investment.  Each of MSCC, Christopher M. Atkins, Brian Pessin and Sandra and Norman Pessin JTWROS disclaims beneficial ownership of such shares.

As of the date hereof, MSCC directly owned 7,345 shares of Common Stock, representing less than 1% of the shares of Common Stock outstanding.   MSCC may be deemed to beneficially own an additional 47,741 and 18,362 shares of Common Stock, representing less than 1% of the shares of Common Stock outstanding, held by Main Street Mezzanine Fund LP and Main Street Capital II, LP, respectively.  Main Street Mezzanine Fund LP and Main Street Capital II, LP are subsidiaries of MSCC.  MSCC disclaims beneficial ownership of such shares.

(b)           GP Investment may be deemed to share with MSCC, Christopher M. Atkins, Brian Pessin and Sandra and Norman Pessin JTWROS the power to vote and dispose of the Common Stock directly owned by GP Investment.

MSCC may be deemed to share with Main Street Mezzanine Fund LP and Main Street Capital II, LP, subsidiaries of MSCC, the power to vote and dispose of the Common Stock directly owned by Main Street Mezzanine Fund LP and Main Street Capital II, LP.  MSCC has sole power to vote and dispose of the shares of Common Stock it owns directly.

(c)           None of the Reporting Persons have entered into any transactions in the shares of Common Stock during the past sixty days.

CUSIP NO. 379887201

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On August 20, 2014, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer.  A copy of this agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

Exhibit No.	Document
99.1	Joint Filing Agreement, dated as of August 20, 2014, by and among GP Investment Holdings, LLC, Christopher M. Atkins, Brian Pessin, Main Street Capital Corporation and Sandra and Norman Pessin JTWROS.

CUSIP NO. 379887201

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GP INVESTMENT HOLDINGS, LLC

By:	/s/ Christopher M. Atkins
	Name:	Christopher M. Atkins
	Title:	President

By:	/s/ Brian Pessin
	Name:	Brian Pessin
	Title:	Chief Executive Officer

Dated:  August 20, 2014

CUSIP NO. 379887201

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Christopher M. Atkins
Name: Christopher M. Atkins

Dated:  August 20, 2014

CUSIP NO. 379887201

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Brian Pessin
Name: Brian Pessin

Dated:  August 20, 2014

CUSIP NO. 379887201

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MAIN STREET CAPITAL CORPORATION

By:	/s/ Jason B. Beauvais
	Name:	Jason B. Beauvais
	Title:	General Counsel

Dated:  August 20, 2014

CUSIP NO. 379887201

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SANDRA AND NORMAN PESSIN JTWROS

/s/ Sandra Pessin
Name: Sandra Pessin

/s/ Norman Pessin
Name: Norman Pessin

Dated:  August 20, 2014

CUSIP NO. 379887201

SCHEDULE 1

EXECUTIVE OFFICERS AND MANAGERS OF GP INVESTMENT HOLDINGS, LLC

Executive Officers of GP Investment Holdings, LLC

Name	Position
Christopher M. Atkins	President
Brian Pessin	Chief Executive Officer

Individuals named in the table above are employed as listed in the table below. The address of the principal executive offices of GP Investment Holdings, LLC is 1300 Post Oak Boulevard, Suite 800, Houston, Texas 77056.

Managers of GP Investment Holdings, LLC

Name	Present Principal Occupation or Employment	Name, Principal Business and Address of Organization in which Employed
Christopher M. Atkins	Associate	Main Street Capital Corporation 1300 Post Oak Boulevard, Suite 800 Houston, Texas 77056
Brian Pessin	Self-employed	366 Madison Avenue, 14th Floor New York, NY 10017

CUSIP NO. 379887201

SCHEDULE 2

EXECUTIVE OFFICERS, DIRECTORS AND CONTROL PERSONS

OF MAIN STREET CAPITAL CORPORATION

The name and present principal address of each executive officer and director of each of Main Street Capital Corporation, each person controlling Main Street Capital Corporation, and each executive officer and director of any corporation or other person ultimately in control of Main Street Capital Corporation are set forth below.  Unless otherwise noted, the business address for each person listed below as an officer or director of Main Street Capital Corporation is c/o Main Street Capital Corporation, 1300 Post Oak Boulevard, Suite 800, Houston, Texas 77056. All executive officers, directors, and controlling persons listed are United States citizens.

Name and Business Address (if applicable)	Principal Occupation and Principal Business (if applicable)

Directors
Michael Appling, Jr.	CEO, TNT Crane & Rigging, Inc. 925 S Loop W Houston, TX 77054
Joseph E. Canon	Executive VP, Dodge Jones Foundation 400 Pine St Abilene, TX 79601
Arthur L. French	Advisor to LKCM Capital Group 301 Commerce St #1600 Fort Worth, TX 76102
J. Kevin Griffin	Senior VP of Financial Planning & Analysis, Novant Health 2085 Frontis Plaza Blvd Winston-Salem, NC 27103
John E. Jackson	CEO, Spartan Energy Partners 24 Waterway Avenue, Suite 850 The Woodlands, TX 77380
Vincent D. Foster	Chairman of the Board, CEO and President, Main Street Capital Corporation
Officers
Vincent D. Foster	Chairman of the Board, President and Chief Executive Officer
Dwayne L. Hyzak	Chief Financial Officer, Senior Managing Director and Treasurer
Curtis L. Hartman	Chief Credit Officer and Senior Managing Director
David L. Magdol	Chief Investment Officer and Senior Managing Director
Rodger A. Stout	Executive Vice President
Jason B. Beauvais	Senior Vice President, General Counsel, Chief Compliance Officer and Secretary
Nicholas T. Meserve	Managing Director
Travis L. Haley	Managing Director
Shannon D. Martin	Vice President, Chief Accounting Officer and Assistant Treasurer